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09059009

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-65786

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (M/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

CastleOak Securities, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 East 59TH Street
(No. and Street)

New York (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip J. Ippolito (212) 829-4788
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT REGISTERED PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name - if individual, state last, first, middle name)

5 Times Square (Address) New York (City) New York (State) 10036-6530 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

SEC
Mail Processing
Section
MAR 2 2009
Washington, DC
100

AFFIRMATION

I, Philip J. Ippolito, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to CastleOak Securities, L.P. (the "Partnership") for the year ended December 31, 2008 is true and correct. I further affirm that neither the Partnership, nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Financial Officer

Title

GWENDOLYN ROJAS
Notary Public - State of New York
NO. 01RO6159675
Qualified in New York County
My Commission Expires 1/22/11

Notary Public

CASTLEOAK SECURITIES, L.P.

TABLE OF CONTENTS

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530
Tel: 212 773 3000

Report of Independent Registered Public Accounting Firm

To the Partners of
CastleOak Securities, L.P.

We have audited the accompanying statement of financial condition of CastleOak Securities, L.P. (the "Partnership") as of December 31, 2008. This statement of financial condition is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Partnership's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the financial position of CastleOak Securities, L.P. at December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 26, 2009

CastleOak Securities, L.P.

Statement of Financial Condition

December 31, 2008
(Dollars in Thousands)

Assets	
Cash	$ 19
Receivables from broker-dealers	3,686
Receivables from related broker-dealers	4,912
Receivables from partners	419
Forgivable loan receivable from employee (net of amortization of $14)	11
Fixed assets & intangible assets (net of accumulated depreciation and amortization of $13)	16
Prepaid expenses	120
Total assets	$ 9,183
Liabilities and partners' capital	
Accrued compensation payable	$ 2,159
Accounts payable and accrued liabilities	51
Payables to affiliates	428
Total liabilities	2,638
Partners' capital:	
General partner	3,646
Limited partner	2,899
Total partners' capital	6,545
Total liabilities and partners' capital	$ 9,183

See notes to Statement of Financial Condition.

CastleOak Securities, L.P.

Notes to Statement of Financial Condition

December 31, 2008
(Dollars in Thousands)

1. General and Summary of Significant Accounting Policies

Description of Business – CastleOak Securities, L.P. (the "Partnership"), is a limited partnership organized under the laws of the state of Delaware. The Partnership is a registered broker-dealer in securities. The Partnership is owned by CastleOak Management, LLC ("COM" – 55.7%), the general partner and CastleOak Management Holdings, LLC ("COMH" – 44.3%), the limited partner. COMH is a wholly owned subsidiary of Cantor Fitzgerald, L.P.("CFLP").

Basis of Presentation – The Partnership engages primarily in institutional brokerage, specializing in capital market issuance, underwriting group participation and private placement of securities, which are supported by a sales and trading team specializing in equity and fixed income products. The Partnership's counterparty transactions are introduced to Cantor Fitzgerald & Co. ("CF&CO"), a subsidiary of CFLP, for clearance and settlement on a fully-disclosed basis.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities in the financial statements. Management believes that the estimates utilized in preparing the financial statements are reasonable. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ materially from the estimates included in these financial statements.

(Dollars in Thousands)

1. General and Summary of Significant Accounting Policies (continued)

Receivables from Broker-Dealers – Receivables from broker-dealers represents commission receivable from investment banking activities.

Fixed Assets – Fixed assets are recorded at historical cost, net of accumulated depreciation. Depreciation is calculated on a straight-line basis over their estimated economic useful lives, generally three to five years.

Income Taxes – The Partnership is taxed as a U.S. partnership. Under applicable federal and state laws, the taxable income or loss of a limited partnership is allocated to each partner based upon their ownership interest. Each partner's tax status, in turn, determines the appropriate income tax for its allocated share of taxable income or loss. The Partnership is also subject to the Unincorporated Business Tax (UBT) in the city of New York.

The Partnership applied the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN No. 48"), *an interpretation of SFAS Statement No. 109*, and is not required to provide for any uncertain tax positions and related interest and penalties based on management assessments of FIN No. 48 as of December 31, 2008.

New Accounting Pronouncements – *Statement of Financial Accounting Standards ("SFAS") No. 162:* In May 2008, the FASB issued SFAS No. 162, *The Hierarchy of Generally Accepted Accounting Principles* ("SFAS No. 162"). SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. It is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, "The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles". The Partnership is currently evaluating the potential impact of adopting SFAS No. 162.

(Dollars in Thousands)

2. Related Party Transactions

Receivables From Related Broker-Dealers – CF&CO provides clearing and settlement services, under contractual agreements, to the Partnership. In connection with these services, CF&CO collects the brokerage revenue and remits to the Partnership on a monthly basis. In addition, CF&CO charges fees on a per-ticket basis, dependent upon the product traded.

At December 31, 2008 the Partnership had deposits at CF&CO of $4,912 which comprise the Receivables from related broker–dealers balance on the Statement of Financial Condition.

CFLP also provides the Partnership with administrative services and other support for which they charge the Partnership based on the cost of providing these services. Such support includes utilization of fixed assets, accounting, operations, human resources, and legal services.

The Partnership has a $10,000 subordinated revolving line of credit with CF&CO which is used to facilitate investment banking transactions. At December 31, 2008 there was no outstanding balance.

Included in the Receivables from partners are items related to taxes paid on behalf of the partners, interest and a receivable from a former partner.

3. Employee Benefit Plans

Through its Administrative Services Agreement with CFLP, employees of the Partnership are eligible to participate in the BGC Partners, Inc. Deferral Plan for Employees of BGC Partners, Inc., Cantor Fitzgerald, L.P. and Their Affiliates (formerly the eSpeed, Inc. Deferral Plan for Employees of Cantor Fitzgerald, L.P. and its Affiliates) (the "Plan"), whereby eligible employees may elect to defer a portion of their salary by directing the Partnership to contribute withheld amounts to the Plan. The Plan is available to all employees of the Partnership meeting certain eligibility requirements and is subject to the provisions of the Employee Retirement Income Security Act of 1974.

(Dollars in Thousands)

4. Regulatory Requirements

As a registered broker-dealer, the Partnership is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1). The Partnership has elected to compute its net capital using the basic method which requires the maintenance of minimum capital of $176 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Partnership had net capital of $3,845, which was $3,669 in excess of its required net capital.

5. Commitments and Contingent Liabilities

Legal Matters – In the ordinary course of business, various legal actions are brought and are pending or threatened against the Partnership. In accordance with FASB Statement No. 5, Accounting for Contingencies, the Partnership will accrue a liability when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In many lawsuits and arbitrations, including almost all of the class action lawsuits, it is not possible to determine whether a liability has been incurred or to estimate the ultimate or minimum amount of that liability until the case is close to resolution, in which case no accrual is made until that time. The Partnership has not been named as a defendant in any legal actions, including arbitrations, class actions, and other litigation arising in connection with its activities.

Risks and Uncertainties – The Partnership generates revenues by providing securities brokerage, trading, and underwriting activities to institutional customers. Revenues for these services are transaction based. As a result, the Partnership's revenue could vary based on the transaction volume of the global financial markets.

Other Commitments – In the normal course of business, the Partnership enters into commitments for underwriting transactions. Settlement of these transactions as of December 31, 2008, would not have had a material effect on the financial condition of the Partnership.

(Dollars in Thousands)

6. Counterparty Credit Risk

Credit risk arises from the possibility that a counterparty to a transaction might fail to perform according to the terms of the contract, which could result in the Partnership incurring losses. As a securities broker-dealer, the Partnership is engaged in various brokerage activities, servicing a diverse group of domestic and foreign corporations, governments, and institutional and individual investors. A substantial portion of the Partnership's transactions are fully collateralized or are executed with, and on behalf of, institutional investors, including major brokers and dealers, money center and other commercial banks, insurance companies, pension plans, and other financial institutions. The Partnership's exposure to the risk of incurring losses associated with the nonperformance of these counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the counterparties' ability to satisfy their obligations to the Partnership. The Partnership monitors counterparty activity daily and does not anticipate nonperformance by counterparties. The Partnership has a policy of periodically reviewing the credit standing of each counterparty with which it conducts business.

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STATEMENT OF FINANCIAL CONDITION

CastleOak Securities, L.P.
(SEC. ID No. 8-65786)
As of December 31, 2008
With Report of
Independent Registered Public Accounting Firm

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 a Public Document.